

October 1, 2010

<u>Via U.S. Mail and Facsimile to 303-316-4812</u>

A. Laurence Jones
President and Chief Executive Officer
Startek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

      Re: **Startek, Inc.**
                Form 10-K for the fiscal year ended December 31, 2009
                Filed February 25, 2010
                File No. 001-12793

Dear Mr. Jones:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Celeste M. Murphy for
                    Larry Spirgel
                    Assistant Director